SMC ENTERTAINMENT, INC.

9170 GLADES ROAD, SUITE 150

BOCA RATON, FL 33434

September 1, 2023

United States Securities and

Exchange Commission

Washington, DC 20549

Re:	SMC Entertainment, Inc.

Registration Statement on Form 10-12G

Filed June 8, 2023

File No. 000-56558

Dear Sir or Madam:

As you know, SMC Entertainment, Inc. withdrew its Registration Statement on Form 10-12G on August 4, 2023 in order to resubmit a Form 10, which included the pro forma financials for the Company’s subsidiary. Per our legal counsel’s discussions with the Commission, we are submitting this response letter addressing the Commission’s comments received in your July 6, 2023 letter. Each of the comments below has been addressed in the new Form 10 which was filed today.

Registration Statement on Form 10-12G Business, page 1

Comment 1. Please revise to provide a more detailed narrative description of the company’s current and planned business operations and describe your plan of operations for the next 12 months. In this regard, disclose any significant steps that must be taken or any significant future milestones that must be achieved in order to accomplish your objectives, including your anticipated timeline and expenditures for these events. Ensure that you have consistently described throughout your document the businesses that you plan to pursue, the extent to which you have any revenue or products, and the nature of your current assets. Refer to the requirements of Item 101 of Regulation S-K.

Response 1. Under Item 1. Business, the Company has separated its History and Prior Operations from Present Operations. Under the newly created section, Present Operations, the Company has provided additional details in response to the SEC’s request for more detail in Comment 1.

Comment 2. In your business section, you refer to SMC Entertainment as either “SMCE” or the “Company,” while “SMC” is used as well. Please revise for consistency throughout.

Response 2. The Registration Statement has been revised to refer to the Company by the acronym “SMC”, unless referring to the Company’s trading symbol “SMCE.”

Comment 3. Please include in your discussion regarding Spectrum that on January 20, 2022, the 40,000,000 shares of common stock originally issued to Spectrum were cancelled and returned to the company.

Response 3. The Registration Statement has been revised in a few places to include reference to the January 20, 2022 cancellation of the 40,000,000 shares of common stock originally issued to Spectrum, with the insertion of the following language:

In settlement of the dispute between the Company and Spectrum, on January 20, 2022, the 40,000,000 shares of common stock originally issued to MICRME LLC were cancelled and returned to the Company. Spectrum’s majority member, Mr. Daniel Barbacovi, formed MICRME LLC in 2021 and requested the 40,000,000 shares of common stock to be issued to MICRME LLC.

History, page 1

Comment 4. We note that on April 21, 2023 you acquired Fyniti Global Equities EBT Inc. for 2.5 million shares of Series B preferred stock, but elsewhere you disclose that you have 0 shares of Series B preferred stock outstanding. Please reconcile or advise.

Response 4. The Registration Statement has been revised to confirm that 2,500,000 shares of Series B Preferred Stock are issued and outstanding on Page 28 under the section Preferred Stock in General.

Comment 5. Please revise to provide the material terms of the acquisition of Fyniti Global Equities EBT Inc., and file the agreement as an exhibit. In addition, clarify whether this transaction would be considered a related party transaction, whether the terms of the agreement were negotiated at arm’s length, and whether it resulted in a change of control of the company.

Response 5. The Registration Statement has been revised to insert the following material terms of the acquisition of Fyniti Global Equities EBT, Inc.:

●	The aggregate purchase price to be paid by the Company to Fyniti will be Twenty-five Million Dollars ($25,000,000.00) to be paid by delivery of Two Million, Five Hundred Thousand (2,500,000) unregistered shares (the “Shares”) of the Company’s $10.00 Series B Preferred Stock;

●	The Preferred Stock is convertible into the Company’s common stock at a discount of ten percent (10%) to the preceding 10-day weighted average price prior to the conversion date;

●	The Company agrees to raise up to $2,000,000 with $250,000 to be paid to Fyniti upon the Closing. The balance of the $2,000,000 raise will be paid to Fyniti in quarterly installments of $250,000 based on the milestone achievements. The Company has paid $50,000 of the $250,000 commitment. The Company is in discussions with a number of investors to raise the balance of the commitment. In addition, the Company is still waiting to be receive $300,000 from GFL for expenses incurred by the Company.

●	The Company extends a consulting agreement to Mr. Jayakumar Gopalan; refer to Exhibit 10.9

The Company does not consider the transaction a related party transaction, as the terms were negotiated at arm’s length and did not result in change of control. Fyniti operates as a wholly owned subsidiary of the Company.

Risks Related to Our Business, page 3

Comment 6. Please revise your business history and risk factors to highlight the auditor’s paragraph regarding your ability to continue as a going concern and describe the material risks associated with the going concern opinion. Additionally, disclose the potential effect the going concern opinion may have on your ability to raise additional funds through equity or debt financing.

Response 6. The Registration Statement has been revised to include the following language:

The Company has suffered recurring losses since inception and has no assurance of future profitability. The Company will continue to require financing from external sources to finance its operating and investing activities until sufficient positive cash flows from operations can be generated. There is no assurance that financing or profitability will be achieved, accordingly, there is substantial doubt about the Company’s ability to continue as a going concern. The financial statements of the Company do not include any adjustments that may result from the outcome of these uncertainties.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations, page 13

Comment 7. Please substantially revise this section to provide all of the material information required by Item 303 of Regulation S-K for your last two fiscal years and most recent interim period.

Response 7. The material information required by Item 303 of Regulation S-K for the last two fiscal years and most recent interim period is shown as follows: the interim period ending on March 31, 2023 is detailed on Page 18, followed by the last two fiscal years ended December 31, 2022 and 2021, which are detailed on Page 19 of the Registration Statement.

Liquidity and Capital Resources, page 14

Comment 8. We note your disclosure that “[a]s of March 31, 2023, we had convertible notes due of $1,151,819.” We further note that you have 1,450,000,000 shares authorized and 1,042,742,561 shares currently outstanding. Please revise to clarify whether you have sufficient authorized shares of capital stock underlying the convertible notes available and disclose the material terms of those notes. To the extent you do not have sufficient authorized shares, discuss the number of shares the notes can be converted into, whether you will need stockholder approval to authorize additional capital stock, and the impact the conversion of the notes would have on your existing shareholders.

Response 8. In order to address the Commission’s Comment 8, the Company filed a Certificate of Change with the Nevada Secretary of State to increase its authorized shares of Common Stock to 3,000,000,000 on August 14, 2023. The Certificate of Change is attached to the Form 10 filed today as an exhibit.

Security Ownership of Certain Beneficial Owners and Management, page 17

Comment 9. Please revise to clarify whether your beneficial ownership table includes the 2.5 million shares of Series B preferred stock issued as part of the April 21, 2023 acquisition of Fyniti Global Equities EBT Inc. In addition, revise where appropriate to clarify the number of common shares the Series B preferred stock is convertible into as of the most recent practicable date and the impact that will have on voting control of the company.

Response 9. The Registration Statement has been revised to provide the information regarding Series B Preferred Stock. The shareholders of Series B and the Board of Directors approved an amendment to the Series B Preferred Stock Certificate of Designation, which was filed with the Nevada Secretary of State on August 14, 2023. The amended conversion metrics in the Amended Certificate of Designation for Series B Preferred Stock now details that each 1 share of Series B is convertible into 10 shares of Common Stock, which would result in a total of 25,000,000 shares of Common Stock if all shares of Series B were converted.

Directors and Executive Officers, page 18

Comment 10. Please revise the business background information to detail the business experience for each of your executive officers and directors during the last five years, including specific dates and positions held and the names of the organizations/corporations in which such occupations and employment were carried out. Refer to Item 401(e)(1) of Regulation S-K.

Response 10. The Registration Statement has been revised to provide the business experience information requested for each of our executive officers and directors.

Involvement in Certain Legal Proceedings, page 19

Comment 11. Please clarify the reference to proceedings against you “other than as disclosed below” here and in your Legal Proceedings section. In that regard, we note that there do not appear to be any disclosures regarding existing or pending legal proceedings.

Response 11. The Registration Statement has been revised to remove the phrase “other than as disclosed below” and the language in both sections has been revised to make it consistent, as follow:

There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of our Company or any of our subsidiaries, threatened against or affecting our Company, our common stock, any of our subsidiaries or of our Company’s or our Company’s subsidiaries’ officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

Executive Compensation, page 20

Comment 12. Please revise the first footnote to the 2022 Executive Officer Compensation Table for clarity.

Response 12. The Registration Statement has been revised to clarify the footnote.

Employment Agreements, page 21

Comment 13. Please disclose the material terms of all agreements with your named executive officers and directors, and file such agreements as exhibits to your registration statement.

Response 13. The Company does not have employment agreements with its named executive officers and directors. The Registration Statement has been revised to disclose the material terms of the Consulting Agreements with Erik Blum, Ron Hughes, and Jayakumar Gopalan, who are the current officers and directors of the Company. Each of those Consulting Agreements are attached as exhibits.

Consulting Agreements, page 22

Comment 14. Update your disclosure regarding the consulting agreements to reflect whether payments required to be made through October 1, 2022 and November 15, 2023 have been made.

Response 14.

Comment 15. Your disclosure notes that “[a]s of December 31, 2021, the shares have not yet been issued, and have been recorded as common stock to be issued. The shares were issued in 2022.” Please revise the use of past, present, and future tense throughout for consistency.

Response 15. The Registration Statement has been revised to remove this sentence: “As of December 31, 2021, the shares have not yet been issued, and have been recorded as common stock to be issued.”

Certain Relationships and Related Transactions, and Director Independence, page 23

Comment 16. Please describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. See Item 404(b) of Regulation S-K.

Response 16. The Registration Statement has been revised to describe the policies and procedures related to Item 404(a) of Regulation S-K, on what is now Page 28.

Comment 17. Please revise your disclosure to state whether any of your directors are independent. Refer to Item 407(a).

Response 17. The Registration Statement has been revised to indicate that none of the directors are independent on what is now Page 28.

Recent Sales of Unregistered Securities, page 27

Comment 18. Please revise to furnish the complete disclosure required by Item 701 of Regulation S-K. In this regard, please provide the date of each sale, name the person or identify the class of persons to whom the securities were sold, indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed, and state briefly the facts relied upon to make the exemption available for all the transactions disclosed here.

Response 18. The Registration Statement has been revised to insert the requested information.

Description of Registrant’s Securities to be Registered, page 28

Comment 19. Please expand the disclosure of regarding your common and preferred stock to discuss the voting rights, terms of conversion, any sinking fund or redemption provisions, and preemption rights. Refer to Item 202 of Regulation S-K.

Response 19. The Registration Statement has been revised to expand the disclosure of common and preferred stock.

Convertible notes payable, page F-8

Comment 20. We noted your disclosure of the convertible notes payable balance at December 31, 2022 on page F-9 and F-24 in amount of $682,377 and $567,377, respectively. Please reconcile the discrepancy. In addition, please provide a schedule to reconcile the balance of “Convertible notes and accrued interest” on the face of balance sheets for the period presented.

Response 20. The Registration Statement has been revised to address this comment.

Comment 21. We noted your disclosure that Kanno Group Holdings II Ltd. Converted $24,255 into 63,000,000 shares of common stock on February 15, 2023. However, it was not recorded in the schedule on page F-9. Please revise or advise.

Response 21. The Registration Statement has been revised to include the requested information.

Material transaction, page F-8

Comment 22. We noted your disclosure that you entered into a Rescission and Release Agreement with Genesis Financial, Inc (“GFL”) on December 12, 2022, and per the terms of the Agreement, GFL agreed to pay a rescission fee of $300,000, $50,000 of which was to be paid within 21 days and the balance within 60 days. We also noted that you have recorded the rescission fee of $300,000 as account receivable in the balance sheets presented. Given the amount has been past due for more than six months, please disclose how you monitors the collectability of such receivables.

Response 22. The Company is in close contact with GFL and based on those ongoing communications, the Company believes the amount receivable that is collectible.

Subsequent events, page F-12

Comment 23. We noted your disclosures that you completed the acquisition of Fyniti Global Equities EBT Inc. for 2,500,000 shares of Series B $10.00 Preferred Stock. on April 21, 2023. In this regard, please provide to us your significance calculations under Rule 8-04 of Regulation S-X, for the Fyniti acquisition. To the extent that separate financial statements are required to be included under Rule 8-04 of Regulation S-X, please revise to include these financial statements and the related pro forma financial statements under Article 11 of Regulation S-X.

Response 23. The Registration Statement has been amended to include the financial statements for Fyniti.

Sincerely,

SMC Entertainment, Inc.

Erik Blum

Chief Executive Officer